

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2012

Via E-mail
G. Price Cooper, IV
Chief Financial Officer
Texas Roadhouse, Inc.
6040 Dutchmans Lane Suite 200
Louisville, KY 40205

>   **Re: Texas Roadhouse, Inc.**
>   **Form 10-K for Fiscal Year Ended December 27, 2011**
>   **Filed February 24, 2012**
>   **File No. 000-50972**

Dear Mr. Cooper:

     We have reviewed your filing and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosures.

     Please respond to this letter within ten business days by confirming that you will revise your document in future filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 27, 2011

Management's Discussion and Analysis

Critical Accounting Policies and Estimates

Leases and Leasehold Improvements, page 50

1. You disclose that the judgments you make in regard to leases and leasehold improvements may produce materially different amounts of depreciation, amortization and rent expense than would be reported if different assumed lease terms were used. Please identify the material factors considered in making your judgments and the lease terms assumed. Also, include a sensitivity analysis for these factors so that investors may have an understanding of the magnitude of changes in them on your results and/or classifications. Provide us with a copy of your intended revised disclosure.

G. Price Cooper, IV
Texas Roadhouse, Inc.
December 11, 2012
Page 2

<u>Consolidated Statements of Income, page F-4</u>

2. It appears that the section of your statements of income captioned ''restaurant operating costs'' excludes depreciation and amortization of your restaurants and, accordingly, does not include all restaurant operating costs. To ensure that this section is not misleading, we believe you should revise the section to include all restaurant operating costs. Alternatively, the caption for this section could be revised to indicate that restaurant operating costs are exclusive of depreciation and amortization associated with restaurants, with quantification of the depreciation and amortization of restaurants that is excluded. Refer to SAB Topic 11.B for analogous guidance. Please advise.

3. In connection with the above comment, we note in your quarterly earnings releases included in Form 8-Ks furnished to the Commission that you present the measure "restaurant margins." You state that this measure represents restaurant sales less restaurant operating costs (as a percentage of restaurant sales). Please revise the representation of this measure consistent with the comment above. Ensure that the amount of any restaurant operating costs not represented by the measure is transparent, with disclosure of the basis for any costs excluded and why the measure is meaningful to investors on this basis, and that the measure complies with the requirements of Item 10(e)(1) of Regulation S-K. Provide us with a copy of your intended revised disclosure.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions. You may also call me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief